February 21, 2025

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
17 State Street, Suite 4000
New York City, New York, 10004

       Re: Alternus Clean Energy, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed February 7, 2025
           File No. 001-41306
Dear Vincent Browne:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. Your beneficial ownership table on page 14 indicates that Alternus Energy Group Plc is your only shareholder holding more than
       5% of your outstanding common stock. Based on 9,399,075 shares of common stock you had outstanding as of January 24, 2025, Alternus Energy Group Plc holds 24% of your outstanding common stock. Therefore, it appears that some of your consenting shareholders hold less than 5% of your outstanding common stock. Based on your disclosure, you may have engaged in a solicitation in order to obtain these consents. In
       your response letter, please describe each consenting shareholder   s
relationship to the
       company as well as the sequence of events through which the consents of these shareholders were obtained and provide your analysis as to whether such activities constitute a solicitation, as defined in Exchange Act Rule 14a-1(l). Also, tell us who inquired about the voting intentions of the shareholders that consented to these actions. Alternatively, file a preliminary proxy statement on Schedule
14A.
 February 21, 2025
Page 2

2. Throughout this document there is omitted information even though it appears that the events pertaining to such information have occurred. For example, you disclose that the written consents were "executed on February [*], 2025" and that
"[t]he
       approximate ownership percentage of the voting stock of the Company by the
       Majority Holders as of the Record Date totaled in the aggregate [*]%." To the extent that omitted information is already known, it should be disclosed. Please revise this document accordingly or advise why continued omission is appropriate.
3.     We note you disclosed on your Form 8-K filed on February 12, 2025 that the
       company received a delisting notification from Nasdaq on February 10, 2025 stating
       that Nasdaq has determined to delist the company   s common stock, par
value $0.0001
       per share, from The Nasdaq Capital Market, and Nasdaq would accordingly suspend
       trading in the company   s common stock, effective at the opening of
trading on
       February 12, 2025. Please revise your disclosure throughout the information statement to reflect the delisting determination and suspension of trading of your common stock on Nasdaq.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-
551-6548 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Ross David Carmel, Esq.